SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: June 12, 2025

List of Materials

Documents attached hereto:

This is a translation of the Share Buyback Report for the period from May 1, 2025 to May 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 12, 2025

[This is a translation of the Share Buyback Report for the period from May 1, 2025 to May 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on June 12, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1)	Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of May 31, 2025)

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)	250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	93,287,300	249,999,954,148
Progress of the repurchase (%)	62.19	100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.
Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 13, 2025 (Period of Repurchase: February 14, 2025 to May 14, 2025）	30,000,000 (Maximum)	50,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	14,637,700	49,999,734,850
Progress of the repurchase (%)	48.79	100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of February 13, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on February 13, 2025 was concluded by the repurchase on April 10, 2025.

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2025 (Period of Repurchase: May 15, 2025 to May 14, 2026）	100,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) May 19 May 20 May 21 May 22 May 23 May 26 May 27 May 28 May 29 May 30	598,500 1,090,900 740,900 602,100 466,200 384,500 478,300 940,300 1,199,400 1,682,200	2,152,646,974 4,083,353,135 2,730,449,364 2,202,376,372 1,723,385,782 1,432,059,214 1,807,944,584 3,617,878,345 4,754,911,195 6,462,936,028
Total	―	8,183,300	30,967,940,993
Total number of shares repurchased as of the end of the reporting month	8,183,300		30,967,940,993
Progress of the repurchase (%)	8.18		12.39

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of May 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) May 1 May 2 May 7 May 8 May 9 May 14 May 16 May 19 May 20 May 21 May 22 May 23 May 26 May 28 May 29 May 30	101,500 74,500 21,500 8,000 7,500 385,000 1,500 480,000 13,000 238,000 237,500 9,500 500 96,000 439,000 250,500	250,905,970 184,162,510 53,147,570 19,775,840 18,539,850 951,712,300 3,707,970 1,186,550,400 32,135,740 588,331,240 587,095,250 23,483,810 1,235,990 237,310,080 1,085,199,220 619,230,991
Total	―	2,363,500	5,842,524,731
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) May 20 May 26	90 30	222,478 74,159
Total	―	120	296,637
Total amount	2,363,620		5,842,821,368

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of May 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	136,432,505

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